UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 001-35992

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

ORACLE CORPORATION

401(k) SAVINGS AND INVESTMENT PLAN

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ORACLE CORPORATION

2300 Oracle Way

Austin, Texas 78741

Oracle Corporation

401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Committee of the Oracle Corporation 401(k) Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Oracle Corporation 401(k) Savings and Investment Plan (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Oracle Corporation 401(k) Savings and Investment Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Oracle Corporation 401(k) Savings and Investment Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Oracle Corporation 401(k) Savings and Investment Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of Oracle Corporation 401(k) Savings and Investment Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ SENSIBA LLP

We have served as Oracle Corporation 401(k) Savings and Investment Plan’s auditor since 2004.

Pleasanton, California

April 26, 2024

Oracle Corporation

401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

As of December 31, 2023 and 2022

	December 31,
(in thousands)	2023	2022
Assets
Cash	$1,251	$883
Investments, at fair value	24,917,237	20,164,607
Investments, at contract value	1,326,616	1,605,468
Receivables:
Notes receivable from participants	95,878	95,132
Participants' contributions	22,044	20,784
Employer contributions	5,001	5,772
Other receivables	8,685	27,014
Total receivables	131,608	148,702
Total assets	26,376,712	21,919,660
Liabilities
Excess deferrals due to participants	119	207
Other liabilities	4,996	23,844
Total liabilities	5,115	24,051
Net assets available for benefits	$26,371,597	$21,895,609

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2023

(in thousands)
Additions
Interest, dividends and other income	$176,851
Net appreciation in fair values of investments	4,770,488
Total investment gains, net	4,947,339
Contributions and other:
Participants	930,616
Employer	203,833
Rollovers and other	80,059
Total contributions and other	1,214,508
Total additions	6,161,847
Deductions
Benefits paid to participants	1,675,844
Administrative expenses	10,015
Total deductions	1,685,859
Net increase	4,475,988
Net assets available for benefits at beginning of year	21,895,609
Net assets available for benefits at end of year	$26,371,597

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2023

1.
DESCRIPTION OF THE PLAN

The following description of the Oracle Corporation 401(k) Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan originally established in 1986 that has since been amended and for which Oracle Corporation (Oracle) is the current sponsor. The Plan was established for the purpose of providing retirement benefits for the U.S. employees of Oracle and its subsidiaries. The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), with a salary reduction feature qualified under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by the 401(k) Committee, members of which are appointed by the Compensation Committee of Oracle’s Board of Directors or the Executive Vice President, Human Resources. Fidelity Management Trust Company is the directed trustee of the Plan; Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as the record keeper to maintain the individual accounts of each of the Plan’s participants. The Plan is currently under routine audit by the U.S. Department of Labor.

Eligibility

As of December 31, 2023, all employees regularly scheduled to work a minimum of 20 hours per week or 1,000 hours in a Plan year on the domestic payroll of Oracle and its subsidiaries that have adopted the Plan are eligible to participate in the Plan as of the first date, or any succeeding entry date following the date the employee is credited with one hour of service with Oracle. However, the following employees or classes of employees are not eligible to participate: (i) employees whose compensation and conditions of employment are subject to determination by collective bargaining; (ii) employees who are non-resident aliens and who received no earned income (within the meaning of the Code) from Oracle; (iii) workers who are performing services at an Oracle facility as an employee of a third-party entity that is not an employment agency; (iv) employees of employment agencies; and (v) persons who are not classified as employees for tax purposes.

Contributions

Each year, participants may contribute up to 40% of their eligible compensation as defined by the Plan document. Annual participant contribution amounts are limited to $22,500 of salary deferrals for the year ended December 31, 2023 ($30,000 for participants 50 years old and older), as determined by the Internal Revenue Service (IRS). Salary deferrals consist of pre-tax and/or Roth 401(k) contributions. Participants may also contribute up to 20% of their eligible compensation, subject to certain annual dollar limitations, on a post-tax basis.

Oracle matches 50% of an active participant’s salary deferrals up to a maximum deferral of 6% of compensation for the pay period, with maximum aggregate matching of $5,100 in any calendar year. Oracle has the right, under the Plan, to discontinue or modify its matching contributions at any time. Participants may also contribute amounts representing distributions from other qualified plans. All of Oracle’s matching contributions are made in cash on a pre-tax basis.

Investment Options

Participants direct the investment of their contributions and Oracle’s matching contributions into various investment options offered by the Plan. The Plan currently offers investments in Oracle’s common stock, common/collective trust funds, mutual funds, separately managed account funds (including a stable value fund) and Brokerage Link. Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies, common stock or other investment products.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2023

Participant Accounts

Each participant’s account is credited with the participant’s and Oracle’s contributions and allocations of Plan earnings. All amounts in participant accounts are participant directed.

Vesting

All elective contributions made by participants and earnings on those contributions are 100% vested at all times. Participants’ vesting in Oracle’s matching contributions is based on years of service. Participants are 25% vested after one year of service and vest an additional 25% on each successive service anniversary date, becoming 100% vested after four years of service.

Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with Oracle. Forfeited balances of terminated participants’ nonvested accounts may be used at Oracle’s discretion, as outlined in the Plan, to reduce its matching contribution obligations. During the year ended December 31, 2023, Oracle used approximately $9,400,000 of forfeited balances to reduce its matching contribution obligations. The amounts of unallocated forfeitures as of December 31, 2023 and 2022 were approximately $639,000 and $860,000, respectively.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years unless the loan is used to purchase a participant’s principal residence, in which case repayment terms may not exceed 10 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates determined by the 401(k) Committee. Principal and interest is paid ratably through payroll deductions and participants may elect to submit additional payments outside of payroll deductions in order to reduce principal loan balances on an accelerated basis. Loans are generally due in full within 90 days of termination with Oracle unless the participant arranges for loan repayments to continue via monthly debit from a checking or savings account in a bank located in the United States.

Payment of Benefits

Upon termination of service, death, disability, or normal or early retirement, participants may elect to receive a lump-sum amount equal to the vested value of their account or may waive receipt of a lump sum benefit and elect to receive monthly, quarterly or annual installments, a partial distribution, or may request a rollover from the Plan to another eligible retirement plan. Failure of a participant to make an election of one of these options within 60 days is deemed to be an election to defer commencement of payment. If the participant’s account is valued at $1,000 or less, the amount is distributed in a lump sum. Distributions of investments in Oracle’s common stock may be taken in the form of common stock. Hardship withdrawals are permitted if certain criteria are met.

Investment Management Fees and Operating Expenses

Investment management fees and operating expenses charged to the Plan for investments in the various funds are deducted from income earned on a daily basis and are reflected as a component of net appreciation (depreciation) in fair values of investments.

Administrative Expenses

Administrative expenses are borne by Oracle, except for fees related to administration of participant loans and certain withdrawal transactions, which are deducted from the applicable participant’s accounts. Oracle, at its discretion, may also choose to utilize forfeited balances of terminated participants’ nonvested accounts to pay for reasonable expenses related to the administration of the Plan. Revenue credits generated by the Plan for certain investment fund options are reallocated back to those Plan participants who invested in those fund options.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2023

Plan Termination

Although it has not expressed any intent to do so, Oracle has the right, under provisions of the Plan, to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investments Valuation and Income Recognition

The Plan’s investments are generally stated at their fair values with the exception of the Galliard Stable Value Fund (a separately-managed account fund investment), which is stated at its contract value in the statements of net assets available for benefits as of December 31, 2023 and 2022. The shares of registered investment companies (mutual funds) are valued at quoted market prices of the underlying securities. The money market funds are valued at cost plus accrued interest, which approximated fair values. Common stock, including Oracle’s common stock, is traded on a national securities exchange and is valued at the last reported sales price as of the last day of the Plan year. A description of the valuation techniques used to measure the fair values of the common/collective trust funds with significant balances as of December 31, 2023 are included in Note 4 below.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Oracle Stock Fund (the Fund) is tracked on a unitized basis, which allows for daily trades. The Fund consists of Oracle common stock and investment in the Fidelity Investments Money Market Government Portfolio sufficient to meet the Fund’s daily cash needs. The value of a unit reflects the combined market value of Oracle common stock and the cash investments held by the Fund. As of December 31, 2023 and 2022, 1,451,083 units with a value of $881.13 per unit and 1,484,993 units with a value of $673.62 per unit were outstanding, respectively.

Fair Value Measurements

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification 820, Fair Value Measurement (ASC 820). Refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

Risks and Uncertainties

The Plan provides for various investment options in common stock, registered investment companies (mutual funds), common/collective trusts, separately-managed account funds (including a stable value fund) and short-term investments. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as risk of foreign currency fluctuations relative to the U.S. Dollar, interest rate risk, credit risk, issuer going concern risk, and overall market volatility risk, among others. During the year ended December 31, 2023, net appreciation in fair values of investments totaled $4.8 billion. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, participant account balances and the statement of changes in net assets available for benefits.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2023

3.
FAIR VALUE MEASUREMENTS

The Plan performs fair value measurements in accordance with FASB ASC 820. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or a liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

•
Level 1: quoted prices in active markets for identical assets or liabilities;
•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or
•
Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments (Level 1 and 2 inputs are defined above):

	December 31, 2023			December 31, 2022
	Fair Value Measurements Using Input Types			Fair Value Measurements Using Input Types
(in thousands)	Level 1	Level 2	Total	Level 1	Level 2	Total
Money market funds	$439,144	$—	$439,144	$391,656	$—	$391,656
Oracle Corporation and other common stock	2,912,433	—	2,912,433	2,279,409	—	2,279,409
Mutual funds	3,602,867	—	3,602,867	3,111,641	—	3,111,641
Corporate securities and others	148,228	12,597	160,825	72,524	7,628	80,152
Total investments measured at fair value	$7,102,672	$12,597	$7,115,269	$5,855,230	$7,628	$5,862,858
Common/collective trust funds measured at net asset value			17,801,968			14,301,749
Total investments			$24,917,237			$20,164,607

The Plan’s valuation techniques used to measure the fair values of money market funds, common stock, mutual funds and corporate securities and others that were classified as Level 1 in the table above were derived from quoted market prices as substantially all of these instruments have active markets. Our Level 2 instruments are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the securities are valued using a discounted cash flow approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks. A description of the valuation techniques used to measure the fair values of common/collective trust funds and separately-managed account fund investments with significant balances as of December 31, 2023 and 2022 is included in Note 4 below. Redemption for common/collective trust funds is permitted daily with no restrictions and same-day or one-day notice periods and there are no unfunded commitments.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2023

4.
COMPOSITION AND VALUATION METHODS OF CERTAIN PLAN INVESTMENTS

Fidelity Commingled Funds

The Plan held investments in Fidelity Contrafund Commingled Pool, Fidelity Growth Company Commingled Pool and Fidelity Low-Priced Stock Commingled Pool as of December 31, 2023 and 2022 (collectively, the Fidelity Commingled Funds). The Fidelity Commingled Funds are common/collective trust funds managed by Fidelity Management Trust Company. Fidelity Fund and Investment Operations, an affiliate of Fidelity Management Trust Company, determines the fair values of the Fidelity Commingled Funds on a daily basis using the net asset value (NAV) of units held of the commingled funds. The NAV is based on the fair values of the underlying investments held by each commingled fund less its liabilities. The fair values of the underlying investments are generally derived from the quoted prices in active markets of the underlying securities as substantially all of the underlying investments have active markets.

Vanguard Trusts

The Plan held investments in certain Vanguard Institutional Index Trusts and certain Vanguard Target Retirement Trusts (collectively, the Vanguard Trusts), which are more specifically listed in Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year), as of December 31, 2023 and 2022. The Vanguard Trusts are common/collective trust funds sponsored and maintained by Vanguard Fiduciary Trust Company. The trustee, Vanguard Fiduciary Trust Company, generally determines the fair values of the Vanguard Trusts’ units each day the New York Stock Exchange is open for trading. The underlying investments of the Vanguard Trusts are valued based on quoted market prices as substantially all of these underlying investments have active markets. The values of the Vanguard Trusts are determined based upon the values of these underlying investments held for benefit of the Vanguard Trusts less any liabilities.

Galliard Stable Value Fund

During the years ended December 31, 2023 and 2022, the Plan held investments in Galliard Stable Value Fund (Galliard Fund). The Galliard Fund is exclusively managed for the Plan by Galliard Capital Management, LLC, a wholly-owned subsidiary of Allspring Global Investments Holdings, LLC. The Galliard Fund primarily invests in security-backed investment contracts, separate accounts guaranteed investment contracts and money market funds. As of December 31, 2023, the Galliard Fund did not have investment in separate accounts guaranteed investment contracts. Security-backed investment contracts are issued by insurance companies and other financial institutions that wrap underlying bond funds, fixed income common/collective trust funds or separate accounts (Wrap Contract).

The issuer of the Wrap Contract provides a rate of return that has a zero percent floor and provides full benefit responsiveness, provided that all terms of the Wrap Contract have been met. Wrap Contracts are normally agreements entered with issuers rated in the top three long-term rating categories (equaling A- or above) as determined by any of the nationally recognized rating organizations in the United States. The Galliard Fund is credited with contributions from participants and earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

As of December 31, 2023 and 2022, there were no reserves against the Wrap Contracts’ carrying values due to credit risks of the issuers. Certain events limit the ability of the Plan to transact at contract value with the Wrap Contract issuer. However, the Plan’s management is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan's ability to transact at contract value with participants.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2023

The following table provides the disaggregation of contract values between types of investment contracts held by the Plan:

	December 31,
(in thousands)	2023	2022
Security-backed investment contracts	$1,326,616	$1,361,411
Separate accounts guaranteed investment contracts	—	244,057
Total investment contracts	$1,326,616	$1,605,468
5.
INCOME TAX STATUS

On October 20, 2015, the Plan received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. This determination letter superseded the determination letters issued by the IRS on April 3, 2015 and May 29, 2014. The 401(k) Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.
PARTY-IN-INTEREST TRANSACTIONS

Transactions in shares of Oracle common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2023, the Plan made purchases of approximately $55,479,000 and sales of approximately $44,241,000 of Oracle common stock. In addition, the Plan made in-kind transfers of Oracle common stock to participants, related to certain qualifying distributions, of approximately $23,499,000 during the year ended December 31, 2023.

Certain members of Oracle Corporation management perform administrative and fiduciary duties for the Plan that qualify them as parties-in-interest and/or related parties of the Plan. Transactions between such members of Oracle Corporation management and the Plan were routine in nature and conducted pursuant to the Plan’s provisions as of and during the year ended December 31, 2023.

As described in Note 1 above, Fidelity Management Trust Company is a directed trustee of the Plan and Fidelity Investments Institutional Operations Company, Inc. serves as the record keeper to maintain the individual accounts of each Plan participant. Certain Plan investments include shares of mutual funds that are managed by affiliates of Fidelity.

7.
DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
(in thousands)	2023	2022
Net assets available for benefits per the financial statements	$26,371,597	$21,895,609
Adjustment from contract value to fair value of certain Galliard Stable Value Fund assets	(56,275)	(67,944)
Amounts allocated to withdrawing participants and other	(2,282)	(381)
Net assets available for benefits per the Form 5500	$26,313,040	$21,827,284

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2023

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
(in thousands)	2023	2022
Net increase (decrease) in net assets available for benefits per the financial statements	$4,475,988	$(4,606,959)
Net change in fair value adjustment of certain Galliard Stable Value Fund assets	11,669	(84,336)
Net change in amounts allocated to withdrawing participants and other	(1,901)	1,316
Net income (loss) per the Form 5500	$4,485,756	$(4,689,979)

The fair value adjustment for certain Galliard Fund assets represented the differences between contract values of certain fully benefit-responsive contracts within the Galliard Fund as included in the statements of changes in net assets available for benefits for the years ended December 31, 2023 and 2022, and the respective fair values of these contracts as reported in the respective Form 5500. Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to each respective year-end but were not yet paid.

8.
EXCESS CONTRIBUTIONS

Contributions received from participants for the year ended December 31, 2023 included approximately $119,000 of excess contributions (net of corresponding gains and losses) that were remitted during January 2024 through March 2024 to certain participants. The excess deferral contributions, originally deducted in the year ended December 31, 2023, were returned to comply with the participants’ applicable maximum annual contributions permitted under the Code. The amount is included in the Plan’s statement of net assets available for benefits as excess deferrals due to participants as of December 31, 2023.

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2023

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Registered Investment Companies:
	Dodge & Cox International Stock Fund	6,952,324	shares	$341,776
	Dodge & Cox Stock Fund	4,392,609	shares	1,069,864
*	Fidelity Balanced Fund—Class K	27,670,022	shares	745,154
*	Fidelity Worldwide Fund	10,218,371	shares	317,894
	PIMCO Inflation Response Multi-Asset Fund Institutional	4,877,348	shares	39,116
				2,513,804
	Assets in Brokerage Link Accounts	Various investments, including registered investment companies, common stocks, money market funds and cash		2,229,540
	Oracle Corporation Common Stock Fund:
*	Oracle Corporation Common Stock	12,037,820	shares	1,269,147
*	Fidelity Investments Money Market Government Portfolio — Institutional Class	9,828,283	shares	9,828
	Separately Managed Account Fund Investments:
	Artisan International Separate Account—
	Depository Receipts
	Argenx SE	5,966	shares	2,270
	Ascendis Pharma A/S	15,738	shares	1,982
	AstraZeneca PLC	10,146	shares	683
	Novo Nordisk A/S—Class B	17,139	shares	1,773
	Petroleo Brasileiro SA	150,360	shares	2,401
	Common Stock
	AerCap Holdings NV	19,492	shares	1,449
	AIA Group Ltd.	38,400	shares	335
	Air Liquide SA	38,603	shares	7,505
	Airbus SE	15,368	shares	2,371
	Alcon Inc.	29,938	shares	2,336
	Allianz SE	20,841	shares	5,567
	Amazon.com Inc.	47,091	shares	7,155
	Aon PLC	8,906	shares	2,592
	Argenx SE	937	shares	355
	ASML Holding NV	1,491	shares	1,122
	ASML Holding NV	200	shares	151
	AstraZeneca PLC	12,279	shares	1,659
	AXA SA	61,146	shares	1,991
	BAE Systems PLC	248,788	shares	3,522
	BNP Paribas SA	22,417	shares	1,549
	Canadian National Railway Co.	27,600	shares	3,469
	Canadian Pacific Kansas City Ltd.	57,835	shares	4,576
	Carlsberg A/S	13,987	shares	1,754
	Compagnie Financière Richemont SA—Class A	16,401	shares	2,257
	CRH PLC	31,181	shares	2,156
	CRH PLC	9,669	shares	667
	Daiichi Sankyo Co Ltd.	70,600	shares	1,939
	Danske Bank A/S	99,037	shares	2,646
	DBS Group Holdings Ltd.	21,380	shares	541
	Deutsche Bank AG	52,146	shares	712
	Deutsche Börse AG	23,299	shares	4,797
	Deutsche Telekom AG	263,322	shares	6,323
	Diageo PLC	13,201	shares	481

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2023

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	DSV A/S	1,942	shares	341
	Ferrovial SE	53,348	shares	1,945
	Heineken NV	21,508	shares	2,183
	Keisei Electric Railway Co Ltd.	29,500	shares	1,394
	Kinaxis Inc.	1,300	shares	146
	Linde PLC	18,181	shares	7,398
	Lonza Group AG	845	shares	355
	Medacta Group SA	11,199	shares	1,672
	Nestle SA	42,477	shares	4,925
	Nippon Sanso Holdings Corp	54,790	shares	1,467
	NKT A/S	1,960	shares	135
	Novo Nordisk A/S—Class B	55,846	shares	5,773
	Otsuka Holdings Co Ltd.	31,400	shares	1,178
	Pernod Ricard SA	1,932	shares	341
	Reckitt Benckiser Group PLC	30,116	shares	2,081
	RELX PLC	79,701	shares	3,159
	Safran SA	16,703	shares	2,940
	Schlumberger NV	45,850	shares	2,386
	Schneider Electric SE	5,101	shares	1,024
	UBS Group AG	325,332	shares	10,096
	UCB SA	30,730	shares	2,677
	United Overseas Bank Ltd.	32,253	shares	695
	Vinci SA	1,973	shares	248
	Wal-Mart de Mexico SAB de CV	202,100	shares	852
	Wizz Air Holdings PLC	27,120	shares	764
	Wolters Kluwer NV	5,280	shares	750
	Participating Certificate
	Ryanair Holdings PLC	209,328	shares	4,408
	Brown Brothers Harriman Short-Term Investment Fund	3,378,561	shares	3,378
				145,797
	Emerging Markets Stock Fund —
	Registered Investment Company
	DFA Emerging Markets Core Equity Portfolio Institutional Class	3,973,120	shares	89,038
	Common/Collective Trust Fund
	T. Rowe Price Emerging Markets Equity Trust—Class B	173,856	shares	89,021
				178,059
	Galliard Stable Value Fund —
	Common/Collective Trust Funds
	Galliard Intermediate Core Fund A	13,092,872	shares	382,849
	Galliard SA Intermediate Core Fund E	4,876,343	shares	131,851
	Galliard Short Core Fund F	33,502,284	shares	528,877
	Galliard Intermediate Core Fund L	7,430,625	shares	103,720
	Galliard SA Intermediate Core Fund N	9,386,680	shares	123,045
*	Fidelity Investments Money Market Government Portfolio— Institutional Class	27,243,359	shares	27,243
				1,297,585
	US Small Mid Cap Value Fund —
	Registered Investment Company
	DFA US Targeted Value I	7,501,619	shares	239,227
	Common Stock
	Acuity Brands Inc.	10,784	shares	2,209

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2023

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	AES Corp	45,505	shares	876
	AGCO Corp	13,891	shares	1,687
	Alight Inc.	183,051	shares	1,561
	Allison Transmission Holdings	36,705	shares	2,134
	Amedisys Inc.	8,980	shares	854
	Ameris Bancorp	22,405	shares	1,189
	Amkor Technology Inc.	41,647	shares	1,386
	AMN Healthcare Services Inc.	19,832	shares	1,485
	AppLovin Corp	32,891	shares	1,311
	Array Technologies Inc.	68,444	shares	1,150
	Arrow Electronics Inc.	11,035	shares	1,349
	Ashland Inc.	18,112	shares	1,527
	Assurant Inc.	7,164	shares	1,207
	Assured Guaranty Ltd.	29,587	shares	2,214
	Atkore Inc.	12,764	shares	2,042
	Avantor Inc.	67,336	shares	1,537
	Avnet Inc.	29,845	shares	1,504
	AXIS Capital Holdings Ltd.	31,045	shares	1,719
	Beacon Roofing Supply Inc.	36,354	shares	3,164
	Belden Inc.	10,277	shares	794
	BellRing Brands Inc.	32,864	shares	1,822
	Berkshire Hills Bancorp Inc.	22,837	shares	567
	BGC Group Inc.	224,464	shares	1,621
	Bloomin' Brands Inc.	42,416	shares	1,194
	Blue Owl Capital Inc.	65,525	shares	976
	Bowlero Corp	173,398	shares	2,455
	Boyd Gaming Corp	34,762	shares	2,176
	Brady Corp	24,093	shares	1,414
	Brinker International Inc.	24,265	shares	1,048
	The Brink's Company	49,338	shares	4,339
	The Buckle Inc.	22,998	shares	1,093
	Builders FirstSource Inc.	7,956	shares	1,328
	Cactus Inc.—Class A	18,993	shares	862
	Caleres Inc.	31,476	shares	967
	Carlisle Companies Inc.	4,001	shares	1,250
	Cars.com Inc.	58,355	shares	1,107
	Catalyst Pharmaceuticals Inc.	68,600	shares	1,153
	Cboe Global Markets Inc.	11,212	shares	2,002
	ChampionX Corp	33,347	shares	974
	Check Point Software Technologies	18,772	shares	2,868
	Chemed Corp	1,433	shares	838
	Ciena Corp	31,417	shares	1,414
	Clearfield Inc.	42,123	shares	1,225
	Coherent Corp	26,346	shares	1,147
	Concentrix Corp	20,575	shares	2,021
	Corecivic Inc.	125,356	shares	1,821
	Cousins Properties Inc.	32,538	shares	792
	Curtiss-Wright Corp	11,855	shares	2,641

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2023

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Dave & Buster's Entertainment Inc.	24,606	shares	1,325
	Dime Community Bancshares Inc.	29,539	shares	796
	Dropbox Inc.	50,453	shares	1,487
	Dun & Bradstreet Holdings Inc.	100,419	shares	1,175
	East West Bancorp Inc.	40,844	shares	2,939
	Ecovyst Inc.	145,136	shares	1,418
	Eldorado Gold Corp	113,080	shares	1,467
	EMCOR Group Inc.	11,025	shares	2,375
	Enact Holdings Inc.	32,506	shares	939
	Enerplus Corp	59,386	shares	911
	EnerSys	19,071	shares	1,925
	Essent Group Ltd.	37,526	shares	1,979
	Essex Property Trust Inc.	4,430	shares	1,098
	Evercore Inc.	14,137	shares	2,418
	Everest Group Ltd.	5,762	shares	2,037
	Expedia Inc.	8,015	shares	1,217
	Expro Group Holdings NV	81,172	shares	1,292
	Extreme Networks Inc.	73,170	shares	1,291
	Federal Agricultural Mortgage Corp—Class C	15,511	shares	2,966
	First Advantage Corp	92,176	shares	1,527
	First Citizens Bancshares Inc.—Class A	564	shares	800
	First Merchants Corp	30,997	shares	1,149
	Firstcash Holdings Inc.	24,536	shares	2,659
	Flex Ltd.	95,630	shares	2,913
	FMC Corp	15,988	shares	1,008
	Fortrea Holdings Inc.	47,979	shares	1,674
	Frontdoor Inc.	49,890	shares	1,757
	FTI Consulting Inc.	14,468	shares	2,881
	Gen Digital Inc.	101,379	shares	2,314
	Granite Construction Inc.	34,672	shares	1,763
	Graphic Packaging Holding Co.	75,217	shares	1,854
	Haemonetics Corp	32,790	shares	2,804
	Halozyme Therapeutics Inc.	24,839	shares	918
	Hancock Whitney Corp	30,193	shares	1,467
	Henry Schein Inc.	15,905	shares	1,204
	Heritage Commerce Corp	101,100	shares	1,003
	HF Sinclair Corp	20,660	shares	1,148
	Hub Group Inc.—Class A	12,827	shares	1,179
	Huntington Bancshares Inc.	127,484	shares	1,622
	ICON PLC	15,900	shares	4,501
	Ingredion Inc.	13,635	shares	1,480
	Insight Enterprises Inc.	5,907	shares	1,047
	InterDigital Inc.	20,738	shares	2,251
	International Game Technology	8,818	shares	242
	Interpublic Group of Companies	50,272	shares	1,641
	Jabil Inc.	11,098	shares	1,414
	Jacobs Solutions Inc.	12,837	shares	1,666
	Jefferies Financial Group Inc.	30,035	shares	1,214
	Juniper Networks Inc.	35,039	shares	1,033
	Kosmos Energy Ltd.	163,681	shares	1,098

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2023

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Lamar Advertising Co	13,101	shares	1,392
	Lamb Weston Holdings Inc.	12,987	shares	1,404
	Landstar Systems Inc.	3,286	shares	636
	Lantheus Holdings Inc.	26,637	shares	1,652
	Laureate Education Inc.—Class A	224,370	shares	3,076
	LCI Industries	12,212	shares	1,535
	Legalzoom.com Inc.	166,343	shares	1,880
	Leonardo DRS Inc.	92,382	shares	1,851
	Lithia Motors Inc.—Class A	11,233	shares	3,699
	Live Nation Entertainment Inc.	9,797	shares	917
	LKQ Corp	13,400	shares	640
	LPL Financial Holdings Inc.	7,184	shares	1,635
	Masonite International Corp	16,153	shares	1,368
	Match Group Inc.	27,428	shares	1,001
	Methanex Corp	18,730	shares	887
	MGM Resorts International	26,135	shares	1,168
	The Middleby Corp	6,995	shares	1,029
	Molina Healthcare Inc.	4,138	shares	1,495
	Molson Coors Beverage Co	14,779	shares	905
	NCR Atleos Corp	22,411	shares	544
	NCR Voyix Corp	44,823	shares	758
	NetApp Inc.	18,407	shares	1,623
	New Jersey Resources Corp	12,916	shares	576
	Nexstar Media Group Inc.	16,117	shares	2,526
	NiSource Inc.	43,322	shares	1,150
	Noble Corp PLC	44,377	shares	2,137
	Nomad Foods Ltd.	66,071	shares	1,120
	Now Inc.	66,852	shares	757
	Old National Bancorp	107,149	shares	1,810
	Par Pacific Holdings Inc.	53,619	shares	1,950
	Patterson-UTI Energy Inc.	54,093	shares	584
	Peapack-Gladstone Financial Corp	23,785	shares	709
	Pediatrix Medical Group Inc.	64,708	shares	602
	Pegasystems Inc.	15,412	shares	753
	PennyMac Financial Services	17,222	shares	1,522
	Performance Food Group Co	17,357	shares	1,200
	Perrigo Co PLC	14,262	shares	459
	Pinnacle West Capital Corp	14,137	shares	1,016
	Portland General Electric Co	13,808	shares	598
	Preferred Bank	18,263	shares	1,334
	ProPetro Holding Corp	92,093	shares	772
	Qorvo Inc.	13,303	shares	1,498
	QuidelOrtho Corp	11,056	shares	815
	Ralph Lauren Corp	8,878	shares	1,280
	Range Resources Corp	32,844	shares	1,000
	RenaissanceRe Holdings Ltd.	8,564	shares	1,679
	Science Applications Intl Corp	21,121	shares	2,626
	Select Water Solutions Inc.	96,279	shares	731

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2023

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Sensata Technologies Holding	31,018	shares	1,165
	Sharkninja Inc.	17,644	shares	903
	The Simply Good Foods Co	27,440	shares	1,087
	Skyworks Solutions Inc.	6,313	shares	710
	SLM Corp	279,799	shares	5,350
	SouthState Corp	25,673	shares	2,168
	SS&C Technologies Holdings Inc.	15,721	shares	961
	Steven Madden Ltd.	63,344	shares	2,660
	Stride Inc.	14,330	shares	851
	SYNNEX Corp	29,678	shares	3,194
	TEGNA Inc.	165,716	shares	2,535
	Tempur Sealy International Inc.	47,706	shares	2,432
	Textron Inc.	27,136	shares	2,182
	Thor Industries Inc.	8,723	shares	1,032
	Tidewater Inc.	15,354	shares	1,107
	Topgolf Callaway Brands Corp	73,578	shares	1,055
	TriNet Group Inc.	9,767	shares	1,162
	Universal Health Services Inc.—Class B	7,974	shares	1,216
	US Foods Holding Corp	47,335	shares	2,150
	US Silica Holdings Inc.	62,498	shares	707
	Valmont Industries Inc.	5,842	shares	1,364
	Vector Group Ltd.	78,352	shares	884
	Viper Energy Inc.	70,918	shares	2,225
	Vivid Seats Inc.	143,678	shares	908
	Voya Financial Inc.	31,333	shares	2,286
	W.R. Berkley Corp	12,411	shares	878
	Walker & Dunlop Inc.	11,446	shares	1,271
	Weatherford International PLC	27,090	shares	2,650
	Webster Financial Corp	20,355	shares	1,033
	WESCO International Inc.	25,283	shares	4,396
	Western Alliance Bancorp	49,756	shares	3,273
	WEX Inc.	5,422	shares	1,055
	White Mountains Insurance Group Ltd.	837	shares	1,260
	Wintrust Financial Corp	26,213	shares	2,431
	World Kinect Corp	41,718	shares	950
	Brown Brothers Harriman Short-Term Investment Fund	5,852,562	shares	5,853
				527,170
	William Blair Small Mid Cap Growth Separate Account —
	Depository Receipts
	NICE Systems Ltd.	24,089	shares	4,806
	Common Stock
	Acadia Healthcare Co Inc.	63,696	shares	4,953
	Advanced Drainage Systems In	40,500	shares	5,696
	Alarm.com Holdings Inc.	49,947	shares	3,228
	Ambarella Inc.	32,440	shares	1,988
	Amicus Therapeutics Inc.	260,190	shares	3,692
	Axon Enterprise Inc.	24,208	shares	6,254
	Bio-Techne Corp	54,530	shares	4,207

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2023

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Blueprint Medicines Corp	42,170	shares	3,890
	Bright Horizons Family Solutions Inc.	40,753	shares	3,841
	The Brink's Company	54,797	shares	4,819
	Builders FirstSource Inc.	27,259	shares	4,551
	Burlington Stores Inc.	13,630	shares	2,651
	BWX Technologies Inc.	95,855	shares	7,355
	Cameco Corp	86,903	shares	3,745
	The Carlyle Group Inc.	168,650	shares	6,862
	Casella Waste Systems Inc.—Class A	47,280	shares	4,041
	Certara Inc.	126,391	shares	2,223
	CF Industries Holdings Inc.	51,120	shares	4,064
	Charles River Laboratories International Inc.	10,820	shares	2,558
	Chart Industries Inc.	25,624	shares	3,493
	Chemed Corp	11,402	shares	6,667
	Clearwater Analytics Holdings Inc.	140,464	shares	2,813
	Cognex Corp	64,130	shares	2,677
	Crown Holdings Inc.	51,751	shares	4,766
	Dynatrace Inc.	107,883	shares	5,900
	Eagle Materials Inc.	13,130	shares	2,663
	e.l.f. Beauty Inc.	45,590	shares	6,580
	Encompass Health Corp	107,044	shares	7,142
	Entegris Inc.	22,148	shares	2,654
	Euronet Worldwide Inc.	14,934	shares	1,516
	Everest Group Ltd.	8,410	shares	2,974
	Evolent Health Inc.—Class A	110,270	shares	3,642
	ExlService Holdings Inc.	76,130	shares	2,349
	FirstService Corp	19,597	shares	3,176
	Five Below Inc.	28,320	shares	6,037
	Flywire Corp	123,196	shares	2,852
	Freshpet Inc.	76,730	shares	6,657
	Globus Medical Inc.	35,750	shares	1,905
	Guidewire Software Inc.	57,334	shares	6,252
	HealthEquity Inc.	50,634	shares	3,357
	HEICO Corp—Class A	31,501	shares	4,487
	Insmed Inc.	93,554	shares	2,899
	Inspire Medical Systems Inc.	18,431	shares	3,749
	Insulet Corp	20,710	shares	4,494
	Kosmos Energy Ltd.	356,780	shares	2,394
	Lancaster Colony Corp	33,421	shares	5,561
	Lattice Semiconductor Corp	32,430	shares	2,237
	Live Nation Entertainment Inc.	39,643	shares	3,711
	Mercury Systems Inc.	130,250	shares	4,763
	Merit Medical Systems Inc.	72,060	shares	5,474
	National Vision Holdings Inc.	196,438	shares	4,111
	Neogen Corp	171,920	shares	3,457
	New Fortress Energy Inc.	132,389	shares	4,995
	Noble Corp PLC	45,260	shares	2,180
	Novanta Inc.	22,580	shares	3,803

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2023

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Penumbra Inc.	21,695	shares	5,457
	Pool Corp	16,230	shares	6,471
	Regal Rexnord Corp	14,140	shares	2,093
	Repligen Corp	22,590	shares	4,062
	Revolve Group Inc.	123,818	shares	2,053
	Shoals Technologies Group Inc.	113,602	shares	1,765
	SiteOne Landscape Supply Inc.	15,230	shares	2,475
	SPS Commerce Inc.	12,850	shares	2,491
	Super Micro Computer Inc.	12,850	shares	3,653
	TechnipFMC PLC	88,990	shares	1,792
	Tenable Holdings Inc.	84,788	shares	3,905
	TopBuild Corp	10,590	shares	3,963
	Tradeweb Markets Inc.—Class A	45,371	shares	4,123
	Trex Company Inc.	49,276	shares	4,080
	Twist Bioscience Corp	83,911	shares	3,093
	Tyler Technologies Inc.	11,860	shares	4,959
	Varonis Systems Inc.	73,060	shares	3,308
	Virtu Financial Inc.—Class A	147,165	shares	2,982
	Western Alliance Bancorp	44,471	shares	2,926
	Whitecap Resources Inc.	331,410	shares	2,228
	WillScot Mobile Mini Holdings Corp	46,270	shares	2,059
	William Blair Money Market Funds	3,952,239	shares	3,952
				303,701
	Common/Collective Trust Funds:
	Broad Market Bond I —
	Allspring Core Bond CIT II – E3	19,374,687	shares	220,466
	Loomis Sayles Core Plus Bond F	13,265,132	shares	220,466
*	Fidelity Contrafund Commingled Pool—Class S	63,324,225	shares	2,142,259
*	Fidelity Low-Priced Stock Commingled Pool—Class O	23,284,950	shares	565,126
*	Fidelity Growth Company Commingled Pool—Class S	53,811,187	shares	2,787,958
	Vanguard Institutional 500 Index Trust	17,732,239	shares	3,636,705
	Vanguard Institutional Extended Market Index Trust	4,219,334	shares	699,903
	Vanguard Institutional Total Bond Market Index Trust	6,269,697	shares	663,020
	Vanguard Institutional Total International Stock Market Index Trust	5,002,134	shares	628,518
	Vanguard Target Retirement 2020 Trust Select	2,939,134	shares	313,664
	Vanguard Target Retirement 2025 Trust Select	5,881,431	shares	637,135
	Vanguard Target Retirement 2030 Trust Select	8,838,785	shares	968,201
	Vanguard Target Retirement 2035 Trust Select	8,673,355	shares	959,013
	Vanguard Target Retirement 2040 Trust Select	8,321,721	shares	928,538
	Vanguard Target Retirement 2045 Trust Select	6,509,891	shares	732,949
	Vanguard Target Retirement 2050 Trust Select	5,320,748	shares	602,522
	Vanguard Target Retirement 2055 Trust Select	4,068,139	shares	460,554
	Vanguard Target Retirement 2060 Trust Select	2,679,698	shares	303,476
	Vanguard Target Retirement 2065 Trust Select	747,865	shares	84,703
	Vanguard Target Retirement 2070 Trust Select	40,299	shares	4,937
	Vanguard Target Retirement Income Trust Select	1,450,318	shares	152,834
	Total investments, substantially all at fair value**			$26,187,578
*	Notes Receivable from Participants	3.25% - 10.50%, maturing through 2042		$95,878

*	Indicates a party-in-interest to the Plan.
**	All investments were stated at fair value as of December 31, 2023 with the exception of one underlying investment of the Galliard Stable Value Fund, which is stated at contract value.

Column (d), cost, has been omitted, as all investments are participant directed.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
23.01	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

ORACLE CORPORATION 401(k) SAVINGS AND INVESTMENT PLAN

Date: April 26, 2024	By:	/s/ Peter W. Shott
Peter W. Shott
Senior Vice President, Human Resources